Exhibit 99.1

ATA Reports Fiscal 2013 Second Quarter Financial Results

Company to Hold Conference Call on November 6, 2012, at 8 a.m. ET

Beijing, China, November 5, 2012 (NY) / November 6, 2012 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of computer-based testing and testing-related services in China, today announced preliminary unaudited financial results for its fiscal second quarter ended September 30, 2012 (“Second Quarter 2013”).

Second Quarter 2013 Financial and Operating Highlights (percentage changes and comparisons are year over year)

•                  Net revenues of RMB46.8 million (US$7.4 million), compared to RMB70.4 million

•                  Gross profit of RMB21.6 million (US$3.4 million), compared to RMB40.1 million

•                  Loss from operations of RMB11.0 million (US$1.8 million), compared to income from operations of RMB2.2 million

•                  Net loss of RMB9.1 million (US$1.4 million), compared to net income of RMB1.4 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB6.6 million (US$1.1 million), compared to adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB4.6 million

•                  Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2013 were both RMB0.30 (US$0.04)

•                  Delivered approximately 1.4 million billable tests, compared to 1.8 million billable tests

Fiscal Year 2013 Outlook

•                  For the fiscal year ending March 31, 2013 (“Fiscal Year 2013”), the Company is revising its net revenue guidance to between RMB390.0 million and RMB410.0 million, from between RMB420.0 million and RMB440.0 million, and its non-GAAP net income (net income excluding share-based compensation expense and foreign currency exchange gain/loss) guidance to between RMB40.0 million and RMB50.0 million, from between RMB70.0 million and RMB80.0 million. The revisions to the Company’s guidance primarily result from fewer billable exams for the Securities Association of China (“SAC”) and implementation costs associated with the new computer-based National Unified Certified Public Accountants (“CPA”) exam, as well as prolonged contract negotiation and delayed delivery of services for certain clients and investments in the TOEIC and HR Select businesses.

•                  For the quarter ending December 31, 2012 (“Third Quarter 2013”), ATA expects net revenues will be between RMB170.0 million and RMB200.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “We successfully delivered 1.4 million billable exams in Second Quarter 2013, the majority of which were for the SAC. We also administered a large-scale internal assessment exam for the Bank of China (“BOC”) in 74 cities across 31 provinces to help the BOC determine which of its employees would be most suitable for overseas placement. Our net revenues for the period, however, came in below the guidance we provided due to lower exam volumes for the SAC exam caused by a slowdown in the financial industry, as well as delayed delivery of services for contracted projects. Our gross margin was affected by a year-over-year decrease in SAC exam volumes and anticipated lower contributions from the Company’s test preparation and training solutions business.”

“We were very pleased to sign the official contract with the Chinese Institute of Certified Public Accountants in September that names ATA the service provider for the computer-based CPA exam in 2012. We continue to work to diversify our sources of revenue from government-sponsored exams,” Mr. Ma commented. “During Second Quarter 2013, ATA worked to ensure client satisfaction and the smooth delivery of the CPA exam that took place in October, and we expect to begin seeing contributions from the CPA exam to our top line in Third Quarter 2013.”

Mr. Ma continued, “During Second Quarter 2013, we also continued moving forward with our plans to grow ATA’s TOEIC and HR Select businesses. Despite the unexpected decrease in volumes for the SAC exam, which we anticipate will carry into the remainder of Fiscal Year 2013, we will continue to push forward with our sales and marketing efforts for our TOEIC and HR Select businesses in Third Quarter 2013, which is typically our strongest quarter due to the timing of campus recruitment projects. ATA expects to begin realizing a return on these new business efforts in TOEIC and HR Select in the coming quarters. The Company considers diversifying its revenue streams from the government-sponsored exams a crucial component of its long-term strategy. Increasing our TOEIC and HR Select businesses will provide ATA with greater visibility and flexibility, while helping to offset the seasonal nature of our core testing business over time.”

Operating Review

In Second Quarter 2013, ATA delivered a total of 1.4 million billable tests, compared to 1.8 million billable tests delivered in the prior-year period.  The Company had a network of 2,572 authorized test centers throughout China as of September 30, 2012, which it believes to be the largest test center network of any commercial testing service provider in China.  ATA has delivered more than 42.6 million billable tests since it began operations in 1999.

GAAP Results

For Second Quarter 2013, ATA’s total net revenues were RMB46.8 million (US$7.4 million), compared to RMB70.4 million in the prior-year period, primarily due to lower volumes for the SAC exam and lower contributions from the Company’s test preparation and training solutions business.

Gross profit for Second Quarter 2013 was RMB21.6 million (US$3.4 million), compared to RMB40.1 million in the same period last fiscal year.  Gross margin was 46.1% in Second Quarter 2013, compared to 56.9% in the prior-year period, primarily due to a year-over-year decrease in SAC exam volumes and contributions as a percentage of total revenues and lower contributions from the Company’s test preparation and training solutions business. ATA also invested in ways to ensure client satisfaction and smooth delivery of the Company’s new CPA exam.

As a result of weaker demand for the SAC exam and increased expenditure in sales and marketing efforts for the Company’s TOEIC and HR Select businesses, ATA reported a loss from operations in Second Quarter 2013 of RMB11.0 million (US$1.8 million), compared to income from operations of RMB2.2 million in the prior-year period.

Net loss for Second Quarter 2013 was RMB9.1 million (US$1.4 million), compared to net income of RMB1.4 million in the prior-year period. For Second Quarter 2013, basic and diluted losses per common share were both RMB0.21 (US$0.03), compared to basic and diluted earnings per common share of RMB0.00 in the same period last fiscal year. Basic and diluted losses per ADS were both RMB0.42 (US$0.06) in Second Quarter 2013, compared to basic and diluted earnings per ADS of RMB0.00 in the prior-year period.

Non-GAAP Measures

Adjusted net loss for Second Quarter 2013, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), totaled RMB6.6 million (US$1.1 million), compared to adjusted net income excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB4.6 million in the prior-year period. Basic and diluted losses per common share excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2013 were both RMB0.15 (US$0.02).

Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Second Quarter 2013 were both RMB0.30 (US$0.04), compared to basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) of RMB0.14 in the same period last fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Second Quarter 2013 was 22.5 million. Each ADS represents two common shares. ATA had 45.0 million common shares outstanding on September 30, 2012, and 44.7 million common shares outstanding on September 30, 2011.

Share Repurchase Plan

On November 1, 2012, the Company’s Board of Directors approved a share repurchase plan effective immediately. Under the plan, ATA is authorized to repurchase up to US$5.0 million worth of its issued and outstanding ADSs from time to time in open-market or privately-negotiated transactions, through block trades, pursuant to a 10b5-1 plan (which if adopted, will allow ATA to repurchase its ADSs during periods in which it may be in possession of material non-public information), or through other means. This share repurchase plan will be in effect through March 31, 2013.

ATA’s Board of Directors will periodically review the share repurchase program and may authorize adjustments to the program’s terms and size. The Board may also suspend or discontinue the repurchase program at any time.

The repurchases will be made subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADS, and other factors.

Guidance for Fiscal Year 2013 and for Third Quarter 2013

For Third Quarter 2013, ATA expects net revenues to be between RMB170.0 million and RMB200.0 million.

For Fiscal Year 2013, ATA expects net revenues to be between RMB390.0 million and RMB410.0 million and non-GAAP net income to be between RMB40.0 million and RMB50.0 million.

Estimated Financial Results

(unaudited) (RMB in millions)

	Estimated for the year ending March 31, 2013	Actual for the year ended March 31, 2012	Percent Change
Net Revenues	390.0 - 410.0	352.1	10.8% - 16.4%
Non-GAAP Net Income	40.0 – 50.0	64.5	-22.5% - -38.0%

	Estimated for the quarter ending December 31, 2012	Actual for the quarter ended December 31, 2011	Percent Increase
Net Revenues	170.0 - 200.0	143.6	18.4% - 39.3%

Mr. Ma concluded, “Volumes of the SAC exam in Second Quarter 2013 continued to be lower than expected, and we anticipate we will see reduced volumes for the SAC exam over the next few quarters. In addition, the TOEIC and HR Select businesses and security guard exams have taken longer than expected to ramp up. For these reasons, we have lowered our net revenue and non-GAAP net income guidance for Fiscal Year 2013. Despite these challenges, we remain focused on working toward our goal of diversifying our business and reducing ATA’s reliance on the less stable government-sponsored exams. We continue to monitor our progress closely and remain optimistic about our long-term prospects in the computer-based testing services industry.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Second Quarter 2013 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Tuesday, November 6, 2012, to discuss the results of Second Quarter 2013 and the six months ended September 30, 2012. Joining ATA Chairman and CEO, Kevin Ma, will be Walter Wang, Director and President, and Benson Tsang, Chief Financial Officer and Chief Accounting Officer.  To participate in the conference call, please use the following dial-in numbers and passcode about 10 minutes prior to the scheduled conference call time:

1 866 549 1292	(U.S.)
+852 3005 2050	(International)
400 681 6949	(Mainland China)

885522#	(Participant Passcode)

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at http://www.ata.net.cn and by clicking the following link:

http://www.mzcan.com/cancast/us/index.php?id=usATAI_42&version=e.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

For those unable to listen during the live webcast, a replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting.  As of September 30, 2012, ATA’s test center network comprised 2,572 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial computer-based testing service provider in China.

ATA has delivered more than 42.6 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at http://www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Third Quarter 2013 and Fiscal Year 2013 and statements regarding market demand and trends, the CPA, SAC, BOC and security guard exams, the potential growth and success of the Company’s businesses, including its TOEIC and HR Select businesses, and the Company’s future results of operations, cost structure, cash flow and financial position.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2012, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2012.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only of the Company’s views as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Second Quarter 2013 ended September 30, 2012, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.2848 to US$1.00, the noon buying rate as of September 28, 2012, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.  ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making.  A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA, Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Yu, Account Executive
+86 10 6518 1122 x5107	212-836-9610
bensontsang@ata.net.cn	+86 10 6587 6435
cyu@equityny.com

Adam Prior, Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,	September 30,
	2012	2012	2012
	RMB	RMB	USD
ASSETS
Current assets:
Cash	257,167,696	250,646,237	39,881,339
Accounts receivable, net	81,844,571	65,903,832	10,486,226
Inventories	374,382	786,687	125,173
Prepaid expenses and other current assets	15,682,735	15,966,807	2,540,543
Total current assets	355,069,384	333,303,563	53,033,281

Property and equipment, net	59,890,306	64,892,096	10,325,244
Goodwill	23,422,850	23,422,850	3,726,905
Intangible assets, net	17,597,266	16,340,070	2,599,935
Other assets	4,740,321	4,465,051	710,452
Total assets	460,720,127	442,423,630	70,395,817

Current liabilities:
Accrued expenses and other payables	63,732,421	54,415,195	8,658,222
Deferred revenues	27,333,088	41,873,615	6,662,681
Total current liabilities	91,065,509	96,288,810	15,320,903

Deferred revenues	3,100,116	2,618,202	416,592
Deferred tax liabilities	139,931	139,931	22,265
Total liabilities	94,305,556	99,046,943	15,759,760

Shareholders’ equity:
Common shares	3,442,803	3,452,317	549,312
Additional paid-in capital	440,832,695	421,488,674	67,064,771
Accumulated other comprehensive loss	(26,004,399)	(25,884,591)	(4,118,602)
Accumulated deficit	(51,856,528)	(55,679,713)	(8,859,424)
Total shareholders’ equity	366,414,571	343,376,687	54,636,057
Total liabilities and shareholders’ equity	460,720,127	442,423,630	70,395,817

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	51,632,693	40,606,394	6,461,048
Test preparation and training solutions	13,191,017	2,097,338	333,716
Other revenue	5,570,344	4,050,052	644,420
Total net revenues	70,394,054	46,753,784	7,439,184
Cost of revenues	30,341,268	25,182,632	4,006,911
Gross profit	40,052,786	21,571,152	3,432,273

Operating expenses:
Research and development	5,662,745	4,406,188	701,086
Sales and marketing	13,014,951	14,048,569	2,235,325
General and administrative	19,208,267	14,137,759	2,249,516
Total operating expenses	37,885,963	32,592,516	5,185,927
Income (loss) from operations	2,166,823	(11,021,364)	(1,753,654)

Other income (expense):
Interest income	442,266	945,814	150,492
Foreign currency exchange gain (loss), net	967,707	351,354	55,905
Total other income	1,409,973	1,297,168	206,397
Income (loss) before income taxes	3,576,796	(9,724,196)	(1,547,257)

Income tax benefit (expense)	(2,134,083)	636,736	101,314
Net income (loss)	1,442,713	(9,087,460)	(1,445,943)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,325,371)	(216,972)	(34,523)
Comprehensive income (loss)	117,342	(9,304,432)	(1,480,466)

Basic earnings (loss) per common share	0.00	(0.21)	(0.03)

Diluted earnings (loss) per common share	0.00	(0.21)	(0.03)

Basic earnings (loss) per ADS	0.00	(0.42)	(0.06)

Diluted earnings (loss) per ADS	0.00	(0.42)	(0.06)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six-month Period Ended
	September 30,	September 30,	September 30,
	2011	2012	2012
	RMB	RMB	USD
Net revenues:
Testing services	118,453,836	121,775,057	19,376,123
Test preparation and training solutions	15,670,977	4,314,695	686,529
Other revenue	13,884,936	8,925,460	1,420,166
Total net revenues	148,009,749	135,015,212	21,482,818
Cost of revenues	62,968,486	66,700,656	10,613,012
Gross profit	85,041,263	68,314,556	10,869,806

Operating expenses:
Research and development	10,546,580	10,491,793	1,669,392
Sales and marketing	22,597,339	27,856,119	4,432,300
General and administrative	35,573,485	35,169,328	5,595,934
Total operating expenses	68,717,404	73,517,240	11,697,626
Income (loss) from operations	16,323,859	(5,202,684)	(827,820)

Other income (expense):
Interest income	1,101,823	1,643,833	261,557
Foreign currency exchange gain (loss), net	2,804,548	(117,414)	(18,682)
Total other income	3,906,371	1,526,419	242,875
Income (loss) before income taxes	20,230,230	(3,676,265)	(584,945)

Income tax benefit (expense)	(5,742,787)	(146,920)	(23,377)
Net income (loss)	14,487,443	(3,823,185)	(608,322)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(3,128,093)	119,808	19,063
Comprehensive income (loss)	11,359,350	(3,703,377)	(589,259)

Basic earnings (loss) per common share	0.29	(0.10)	(0.02)

Diluted earnings (loss) per common share	0.28	(0.10)	(0.02)

Basic earnings (loss) per ADS	0.58	(0.20)	(0.04)

Diluted earnings (loss) per ADS	0.56	(0.20)	(0.04)

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Six-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2012	2011	2012
	RMB	RMB	RMB	RMB

GAAP net income (loss)	1,442,713	(9,087,460)	14,487,443	(3,823,185)
Share-based compensation expenses	4,076,292	2,818,383	6,033,304	6,754,395
Foreign currency exchange (gain) loss, net	(967,707)	(351,354)	(2,804,548)	117,414
Non-GAAP net income (loss)	4,551,298	(6,620,431)	17,716,199	3,048,624

GAAP earnings (loss) per common share
Basic	0.00	(0.21)	0.29	(0.10)
Diluted	0.00	(0.21)	0.28	(0.10)

Non-GAAP earnings (loss) per common share
Basic	0.07	(0.15)	0.36	0.07
Diluted	0.07	(0.15)	0.35	0.07